Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the second quarter of fiscal 2024, dated June 3, 2024, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2023, which are available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2023, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Overview of Performance	4
Selected Financial Highlights	7
Business Outlook	8
Financial Review – Earnings	12
Financial Review – Balance Sheet	18
Off-Balance Sheet Arrangements	26
Related Party Transactions	26
Capital Management and Capital Resources	27
Results of Operating Segments	29
Summary of Quarterly Results	31
Non-GAAP and Other Financial Measures	32
Significant Accounting Policies and Use of Estimates and Judgements	34
Controls and Procedures	34
Additional Information	34

VersaBank - Q2 2024 MD&A	1

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2023.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank - Q2 2024 MD&A	2

About VersaBank

VersaBank (the “Bank”) adopted an electronic branchless model in 1993, becoming the world’s first branchless financial institution and obtains its deposits and the majority of its loans and leases digitally. It holds a Canadian Schedule 1 chartered bank licence and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). In addition to its core Digital Banking operations, VersaBank has established cybersecurity services and banking and financial technology development operations through its wholly owned subsidiary, DRT Cyber Inc. (“DRTC”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VBNK.PR.A.

VersaBank is focused on increasing earnings by concentrating on underserved markets that support more attractive pricing and returns for its products, leveraging existing distribution channels to deliver its financial products to these chosen markets and expanding its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a low cost of funds.

The underlying drivers of VersaBank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank - Q2 2024 MD&A	3

Overview of Performance

* See definition in the "Non-GAAP and Other Financial Measures" section below.

Q2 2024 vs Q2 2023

Loans increased 18% to $4.02 billion, driven primarily by continued strong growth in the Bank’s Point-of-Sale Loans and Leases (“POS Financing”) portfolio, which increased 23%;

Total revenue increased 7% to $28.5 million and was composed of net interest income of $26.2 million and non-interest income of $2.3 million, the latter derived primarily from the Bank’s technology and cybersecurity business, attributable primarily to the operations of DRTC, which includes the gross margin generated by its cybersecurity component Digital Boundary Group’s cybersecurity services business;

VersaBank - Q2 2024 MD&A	4

Net interest margin (“NIM”) was 2.45% compared with 2.78% and NIM on loans was 2.52% compared with 2.99%. The decreases were due primarily to the strong growth of the POS Financing portfolio (composed of lower risk-weighted, lower yielding but higher Return on Common Equity (“ROCE”) assets than the commercial real estate (“CRE”) portfolio), the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed, as well as higher rates on term deposits experienced during the quarter. This was offset partially by higher yields earned on the Bank’s lending assets due to the elevated interest rate environment;

Provision for credit losses was $16,000 compared with $237,000 and as a percentage of average loans was 0.00% compared with 0.03%. The Bank’s Provision for credit losses (“PCL”) continues to remain among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks;

Non-interest expenses were $12.2 million compared with $12.7 million;
Net income increased 15% to $11.8 million from $10.3 million;

Earnings per share (“EPS”) increased 18% to $0.45 from $0.38, with EPS benefitting from the impact of a lower number of common shares outstanding as a result of the purchase and cancellation of common shares under the Bank’s Normal Course Issuer Bid (“NCIB”) over the course of fiscal 2023;

Return on average common equity increased 29 bps to 12.36% from 12.07%; and,
Efficiency ratio for the Digital Banking operations (excluding DRTC) improved to 38% from 43% last year.

Q2 2024 vs Q1 2024

Loans increased 1% to $4.02 billion, driven primarily by continued growth of the POS Financing portfolio, which increased 1% and which is typically dampened in the second quarter due to seasonality;
Total revenue decreased 1% to $28.5 million from $28.9 million and was composed of net interest income of $26.2 million and non-interest income of $2.3 million;

NIM was 2.45% compared with 2.48% and NIM on loans was 2.52% compared with 2.63%. The decreases were due primarily to the continued growth of the POS Financing portfolio (which is composed of lower-risk weighted, lower yielding but higher ROCE assets than the CRE portfolio), the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, and lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed;

Provision for credit losses was $16,000 compared with a recovery of credit losses of $127,000 and provision for credit losses as a percentage of average loans was 0.00% compared with -0.01%;
Non-interest expenses increased 1% to $12.2 million;
Net income and earnings per share were $11.8 million and $0.45 per share, respectively, compared with $12.7 million and $0.48 per share, respectively;
Return on average common equity decreased 105 bps to 12.36% on lower earnings; and,
Efficiency ratio for the Digital Banking operations (excluding DRTC) improved to 38% from 40% last quarter.

VersaBank - Q2 2024 MD&A	5

YTD 2024 vs YTD 2023

Total revenue increased 9% to $57.4 million driven by higher net interest income attributable substantially to strong loan growth and higher non-interest income derived from growth in the revenue contribution of DRTC;

NIM was 2.47% compared with 2.82% and NIM on loans was 2.61% compared with 3.02%. The decreases were due primarily to the strong growth of the POS Financing portfolio (composed of lower-risk weighted, lower yielding but higher ROCE assets than the CRE portfolio) and the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, and lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed;

Recovery of credit losses was $111,000 compared with a provision for credit losses of $622,000 last year;
Provision for credit losses as a percentage of average loans was -0.01% compared with 0.04% last year;
Non-interest expenses decreased 3% to $24.2 million;
Net income increased 25% to $24.5 million;
Earnings per share increased 29% to $0.93;
Return on average common equity increased 151 bps to 12.89%; and,
Efficiency ratio for the Digital Banking operations (excluding DRTC) improved to 39% from 43%.

VersaBank - Q2 2024 MD&A	6

Selected Financial Highlights

(unaudited)	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
(thousands of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Results of operations
Interest income	$71,243	$53,595	$140,535	$103,156
Net interest income	26,242	24,609	52,810	48,883
Non-interest income	2,259	2,076	4,542	3,720
Total revenue	28,501	26,685	57,352	52,603
Provision for (recovery of) credit losses	16	237	(111)	622
Non-interest expenses	12,185	12,726	24,209	25,061
Digital Banking	10,014	10,673	20,429	20,842
DRTC	2,510	2,245	4,456	4,602
Net income	11,828	10,263	24,527	19,680
Income per common share:
Basic	$0.45	$0.38	$0.93	$0.72
Diluted	$0.45	$0.38	$0.93	$0.72
Dividends paid on preferred shares	$247	$247	$494	$494
Dividends paid on common shares	$650	$651	$1,300	$1,314
Yield*	6.66%	6.05%	6.58%	5.95%
Cost of funds*	4.21%	3.27%	4.11%	3.13%
Net interest margin*	2.45%	2.78%	2.47%	2.82%
Net interest margin on loans*	2.52%	2.99%	2.61%	3.02%
Return on average common equity*	12.36%	12.07%	12.89%	11.38%
Book value per common share*	$14.88	$13.19	$14.88	$13.19
Efficiency ratio*	43%	48%	42%	48%
Efficiency ratio - Digital Banking*	38%	43%	39%	43%
Return on average total assets*	1.08%	1.13%	1.13%	1.11%
Provision (recovery) for credit losses as a % of average loans*	0.00%	0.03%	(0.01%)	0.04%
	as at
Balance Sheet Summary
Cash	$198,808	$223,661	$198,808	$223,661
Securities	103,769	39,652	103,769	39,652
Loans, net of allowance for credit losses	4,018,458	3,419,455	4,018,458	3,419,455
Average loans	4,001,370	3,327,269	3,934,431	3,206,067
Total assets	4,388,320	3,729,393	4,388,320	3,729,393
Deposits	3,693,495	3,108,218	3,693,495	3,108,218
Subordinated notes payable	101,108	104,532	101,108	104,532
Shareholders' equity	400,103	356,519	400,103	356,519
Capital ratios**
Risk-weighted assets	$3,224,822	$2,957,933	$3,224,822	$2,957,933
Common Equity Tier 1 capital	375,153	331,614	375,153	331,614
Total regulatory capital	494,297	454,622	494,297	454,622
Common Equity Tier 1 (CET1) ratio	11.63%	11.21%	11.63%	11.21%
Tier 1 capital ratio	12.06%	11.67%	12.06%	11.67%
Total capital ratio	15.33%	15.37%	15.33%	15.37%
Leverage ratio	8.55%	8.83%	8.55%	8.83%

* See definition in "Non-GAAP and Other Financial Measures" section below.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank - Q2 2024 MD&A	7

Business Outlook

VersaBank is active in underserved banking markets in Canada and the US in which its innovative, value- added, business-to-business (B2B) digital banking products command more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, VersaBank remains highly committed to, and focused on, further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

Management is closely monitoring geo-political, economic and financial market risk precipitated by current wars or conflicts and the potential impact on VersaBank’s business. At this time, management has not identified any material direct or indirect risk exposure to VersaBank resulting from these risks but will continue to assess the relevant data and information as it becomes available.

While VersaBank does not provide guidance on specific performance metrics, the commentary provided below discusses aspects of VersaBank’s business and certain anticipated trends related to same that, in management’s view, could potentially impact future performance.

Potential acquisition of Stearns Bank Holdingford

The Bank continues to advance the process seeking approval of its proposed acquisition of OCC-chartered US bank, Stearns Bank Holdingford N.A., and expects a decision with respect to approval of its application from US regulators during the second calendar quarter of 2024. If favourable, the Bank will proceed toward completion of the acquisition as soon as possible, subject to Canadian regulatory (OSFI) approval.

Lending Assets

Canadian Point-of-Sale Financing: Consumer spending and business investment in Canada are expected to remain steady over the course of fiscal 2024 following modest contraction in growth the prior year with the impact of higher interest rates, inflationary pressures (albeit moderated from those recently) and a softening labour market still countering GDP growth. Management, however, is seeing a slightly greater impact of the elevated interest rate environment and softness in the Canadian economy on the POS Financing portfolio. It remains management’s view that the impact of the continued softness in the Canadian economy on the Bank’s POS Financing portfolio in fiscal 2024 will be mitigated by the onboarding of new origination partners and the continued expansion of business with existing partners over the balance of the year. As a result, management expects to see continued growth in the Canadian POS Financing portfolio over the course of fiscal 2024;

VersaBank - Q2 2024 MD&A	8

US Receivable Purchase Program (“RPP”): Despite higher interest rates and continuing inflationary pressures in the US, the US labour market remains resilient, which, combined with the broad expectation that the Federal Reserve’s tightening cycle has come to an end will continue to support consumer spending. Management views the current trajectory of the US economy to be favourable in the context of continued, stable demand for durable goods due primarily to enduring consumption. Management believes that the anticipated US macroeconomic and industry trends described above will continue to support healthy growth in the Bank’s RPP portfolio over the course of fiscal 2024, which would be expected to contribute meaningful additional growth should VersaBank receive regulatory approval for, and complete, the proposed acquisition of a US bank and broadly launch its RPP; and,

Commercial Real Estate (Business-to-Business Loans with Credit Risk Exposure Predominantly Related to Residential Properties): Notwithstanding the effective risk mitigation strategies that are employed in managing the Bank’s CRE portfolios, including working with well-established, well-capitalized partners and maintaining modest loan-to-value ratios on individual transactions, management continues to take a cautionary stance with respect to its broader CRE portfolios due to volatility in CRE asset valuations and the potential impact of higher interest rates on borrowers’ ability to service debt. While management will continue to focus on multi-family insured mortgages in fiscal 2024 it is anticipated that Bank’s CRE portfolio asset mix will transition into lower risk weighted insured assets that will drive moderate portfolio growth in fiscal 2024.

Credit Quality

VersaBank lends to underserved markets that support more attractive pricing for its lending products but typically exhibit a lower-than-average risk profile due primarily to the lower inherent risk associated with the underlying collateral assets and/or the structure of VersaBank’s offered financing arrangements; and,

Based on available forward-looking macroeconomic and industry data (as described above), as well as the Bank’s historical credit experience, current underwriting governance, and general expectations for credit performance, management anticipates that credit risk in its portfolio may increase modestly during fiscal 2024 due primarily to any economic softness and elevated interest rate environments in Canada and/or the US and the ability of consumers and businesses to service debt in such an environment. Further, management expects that the lower risk profile of VersaBank’s unique business to business lending portfolio, which is a function of VersaBank’s prudent underwriting practices, structured lending products and focus on underserved financing markets within which it has a wealth of experience, will contribute to mitigating any modest increases in forward credit risk in the Bank’s lending portfolio

Funding and Liquidity

Management expects that commercial deposits raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will continue to grow throughout fiscal 2024 due primarily to higher volumes of consumer and commercial bankruptcy and proposal restructuring proceedings, attributable primarily to the impact of current economic conditions. In addition, VersaBank continues to pursue a number of initiatives to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. The Bank’s current deposit channels remain an efficient, reliable and diversified source of funding, providing access to ample reasonably priced deposits in volumes that comfortably support the Bank’s liquidity requirements. Substantially all of the Bank’s deposit volumes raised through these channels are eligible for CDIC insurance;

VersaBank - Q2 2024 MD&A	9

Management believes that VersaBank has one of the lowest liquidity risk profiles among North American banks attributable to the quality, stability and stickiness of its deposit base. VersaBank’s deposits are sourced through existing, third-party distribution channels, specifically wealth management firms that distribute the Bank’s term deposit products and Licensed Insolvency Trustee firms that invest in the Bank’s demand and term deposit products. The Bank does not accept deposits directly from individuals and does not offer high interest-bearing demand deposit products that are accessible to the public via the internet; and,

Management anticipates that liquidity levels will remain reasonably consistent throughout fiscal 2024 as the Bank continues to fund anticipated balance sheet growth across each of its lines of business. Further, management will continue to deploy cash into low risk, government securities with the objective of earning a more favourable yield on its available liquidity.

Earnings and Capital

Earnings growth in fiscal 2024 is expected to be a function primarily of anticipated organic balance sheet growth from Digital Banking operations, specifically, continued expansion of the Bank’s POS Financing and RPP portfolios in Canada and the US, respectively, with the Digital Banking operations continuing to benefit from the operating leverage inherent in its branchless, business-to-business model, as well as incremental contributions from DRTC;

Net interest income growth for fiscal 2024 is expected to be a function primarily of continued expansion of the Bank’s POS Financing and RPP portfolios in Canada and the US, respectively, disciplined liquidity management and the expectation that growth in the TIB program in fiscal 2024 and further expansion of the Bank’s diverse deposit broker network should have a favourable impact on cost of funds although the Bank expects that it could see more volatility in NIM due to the dynamics of the term deposit market;

Non-interest income growth for fiscal 2024 is expected to be a function primarily of DRTC revenue growth derived from its suite of cybersecurity services;

VersaBank’s capital ratios remain comfortably in excess of management’s limits as well as regulatory minimums and expectations. Management is of the view that VersaBank’s current capital levels are sufficient to accommodate balance sheet growth contemplated for fiscal 2024. Notwithstanding the above, management will continue to closely monitor the capital markets to identify opportunities for VersaBank to raise additional regulatory capital on attractive terms to position VersaBank to support a potentially more robust growth profile in the future; and,

VersaBank - Q2 2024 MD&A	10

Management does not anticipate increasing VersaBank’s dividends over the course of fiscal 2024 to ensure that it continues to have adequate regulatory capital available to support contemplated balance sheet growth, as well as specific business development initiatives for earnings growth currently contemplated over the same timeframe and remain in compliance with its established regulatory capital ratio targets and thresholds.

There is potential that VersaBank may not realize or achieve the anticipated performance trends set out above due to a number of factors and variables including, but not limited to, the strength of the Canadian and US economies in general and the strength of the local economies in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in the interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of VersaBank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations regulating financial services; the impact of wars or conflicts and the impact of outbreaks of disease or illness that affect local, national or international economies. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

VersaBank - Q2 2024 MD&A	11

Financial Review – Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income, for the quarter ended April 30, 2024 increased 7% to $28.5 million compared with the same period a year ago and decreased 1% compared with last quarter. Total revenue for the six months ended April 30, 2024 increased 9% to $57.4 million compared with the same period a year ago. The modest sequential revenue growth reflects the seasonality in the POS Financing portfolio and the impact of softness in the Canadian economy and elevated interest rates.

Net Interest Income

(thousands of Canadian dollars)
	For the three months ended:					For the six months ended:
	April 30	January 31		April 30		April 30	April 30
	2024	2024	Change	2023	Change	2024	2023	Change

Interest income
Point-of-sale loans and leases	$47,414	$45,572	4%	$34,257	38%	$92,986	$66,217	40%
Commercial real estate mortgages	18,191	19,015	(4%)	15,958	14%	37,206	30,368	23%
Commercial real estate loans	155	134	16%	166	(7%)	289	342	(15%)
Public sector and other financing	336	355	(5%)	323	4%	691	632	9%
Other	5,147	4,216	22%	2,891	78%	9,363	5,597	67%
Interest income	$71,243	$69,292	3%	$53,595	33%	$140,535	$103,156	36%

Interest expense
Deposit and other	$43,469	$41,271	5%	$27,534	58%	$84,740	$51,375	65%
Subordinated notes	1,532	1,453	5%	1,452	6%	2,985	2,898	3%
Interest expense	$45,001	$42,724	5%	$28,986	55%	$87,725	$54,273	62%

Net interest income	$26,242	$26,568	(1%)	$24,609	7%	$52,810	$48,883	8%

Non-interest income	$2,259	$2,283	(1%)	$2,076	9%	$4,542	$3,720	22%

Total revenue	$28,501	$28,851	(1%)	$26,685	7%	$57,352	$52,603	9%

Q2 2024 vs Q2 2023

Net interest income increased 7% to $26.2 million due primarily to:

Higher interest income attributable to continued lending asset growth and higher yields consistent with the elevated interest rate environment.

Offset partially by:

Higher interest expense attributable to higher deposit balances and higher cost of funds consistent with the elevated interest rate environment.

VersaBank - Q2 2024 MD&A	12

Q2 2024 vs Q1 2024

Net interest income decreased 1% due primarily to:

Higher interest expense attributable to higher deposit balances and higher cost of funds consistent with the elevated interest rate environment.

Offset partially by:

Higher interest income attributable to continued lending asset growth and higher yields;

YTD 2024 vs YTD 2023

Net interest income increased 8% due primarily to:

Higher interest income attributable to continued lending asset growth and higher yields consistent with the elevated interest rate environment.

Offset partially by:

Higher interest expense attributable to higher deposit balances and higher cost of funds consistent with the elevated interest rate environment.

Net Interest Margin

(thousands of Canadian dollars)
	For the three months ended:					For the six months ended:
	April 30	January 31		April 30		April 30	April 30
	2024	2024	Change	2023	Change	2024	2023	Change

Interest income	$71,243	$69,292	3%	$53,595	33%	$140,535	$103,156	36%
Interest expense	45,001	42,724	5%	28,986	55%	87,725	54,273	62%
Net interest income	26,242	26,568	(1%)	24,609	7%	52,810	48,883	8%

Average assets	$4,348,978	$4,255,623	2%	$3,630,542	20%	$4,294,965	$3,497,696	23%
Yield*	6.66%	6.47%	3%	6.05%	10%	6.58%	5.95%	11%
Cost of funds*	4.21%	3.99%	6%	3.27%	29%	4.11%	3.13%	31%
Net interest margin*	2.45%	2.48%	(1%)	2.78%	(12%)	2.47%	2.82%	(12%)

Average gross loans	$3,982,164	$3,989,702	0%	$3,313,415	20%	$3,915,699	$3,192,486	23%
Net interest margin on loans*	2.52%	2.63%	(4%)	2.99%	(16%)	2.61%	3.02%	(14%)

* See definition in "Non-GAAP and Other Financial Measures" section below.

Q2 2024 vs Q2 2023

Net interest margin decreased 33 bps due primarily to:

Continued growth in the POS Financing portfolio, which is composed of lower risk-weighted, lower yielding assets;

The impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed; and,

VersaBank - Q2 2024 MD&A	13

Higher cost of funds due to higher rates on term deposits.

Offset partially by:

Higher yields earned on the Bank’s lending and treasury assets, generally, due primarily to the elevated interest rate environment.

Q2 2024 vs Q1 2024

Net interest margin decreased 3 bps due primarily to:

Continuing growth in the POS Financing portfolio which is composed of lower risk-weighted, lower yielding assets;

The impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed; and,

Higher cost of funds attributable to higher rates paid on term deposits during the quarter amidst higher rates in the term deposit market in Canada.

Offset partially by:

Higher yields earned on the Bank’s lending and treasury assets. While interest income increased 3%, the growth was dampened by timing of expected loan originations;

Q2 YTD 2024 vs Q2 YTD 2023

Net interest margin decreased 35 bps due primarily to:

Continuing growth in the POS Financing portfolio which is composed of lower risk-weighted, lower yielding assets;

The impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed; and,

Higher cost of funds attributable to higher rates paid on term deposits during the quarter amidst higher rates in the term deposit market in Canada.

Offset partially by:

Higher yields earned on the Bank’s lending and treasury assets, generally, due primarily to the higher interest rate environment compared with last year.

VersaBank - Q2 2024 MD&A	14

Non-Interest Income

Non-interest income is composed of revenue generated by DRTC which includes the gross profit of Digital Boundary Group (“DBG”), as well as income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the quarter ended April 30, 2024 was $2.3 million compared with $2.1 million for the same period a year ago and $2.3 million last quarter and was composed substantially of the consolidated gross profit of DBG. The year-over-year and quarter-over-quarter trends were a function primarily of the timing of client engagements.

Non-interest income for the six months ended April 30, 2024 was $4.5 million compared with $3.7 million for the same period a year ago. The year-over-year trend due primarily to increased client engagements in the current year.

Provision for Credit Losses

(thousands of Canadian dollars)
	For the three months ended:			For the six months ended:
	April 30	January 31	April 30	April 30	April 30
	2024	2024	2023	2024	2023

Provision for (recovery of) credit losses:
Point-of-sale loans and leases	$142	$(35)	$44	$107	$82
Commercial real estate mortgages	(164)	(116)	176	(280)	480
Commercial real estate loans	3	13	2	16	5
Public sector and other financing	35	11	15	46	55
Provision for (recovery of) credit losses	$16	$(127)	$237	$(111)	$622

Q2 2024 vs Q2 2023

VersaBank recorded a provision for credit losses in the amount of $16,000 in the current quarter compared with a provision for credit losses in the amount of $237,000 last year due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
A recalibration of the calculation in the POS Financing portfolio to align more closely with empirical data and general credit performance.

Q2 2024 vs Q1 2024

VersaBank recorded a provision for credit losses in the amount of $16,000 in the current quarter compared with a recovery of credit losses in the amount of $127,000 last quarter due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models.

VersaBank - Q2 2024 MD&A	15

YTD 2024 vs YTD 2023

VersaBank recorded a recovery of credit losses in the amount of $111,000 compared with a provision for credit losses in the amount of $622,000 last year due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
A recalibration of the calculation in the POS Financing portfolio to align more closely with empirical data and general credit performance.

Non-Interest Expenses

(thousands of Canadian dollars)
	For the three months ended:					For the six months ended:
	April 30	January 31		April 30		April 30	April 30
	2024	2024	Change	2023	Change	2024	2023	Change

Salaries and benefits	$7,409	$6,538	13%	$8,429	(12%)	$13,947	$16,686	(16%)
General and administrative	3,557	4,333	(18%)	3,316	7%	7,890	6,442	22%
Premises and equipment	1,219	1,153	6%	981	24%	2,372	1,933	23%
Total non-interest expenses	$12,185	$12,024	1%	$12,726	(4%)	$24,209	$25,061	(3%)

Efficiency Ratio	43%	42%	3%	48%	(10%)	42%	48%	(11%)

Q2 2024 vs Q2 2023

Non-interest expenses decreased 4% to $12.2 million due primarily to:

Lower general annual compensation adjustments; and,
Lower professional fees related primarily to the advancement of the regulatory approval process for the Bank’s proposed acquisition of a US bank.

Offset partially by:

Prior year favourable adjustment to capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations; and,
Higher general operating costs consistent with increased business activities.

Q2 2024 vs Q1 2024

Non-interest expenses increased 1% due primarily to:

A favourable adjustment in compensation obligations in the comparable quarter; and,
Higher general operating costs consistent with increased business activities.

Offset partially by:

Lower professional fees attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank.

VersaBank - Q2 2024 MD&A	16

Q2 YTD 2024 vs Q2 YTD 2023

Non-interest expenses decreased 3% due primarily to:

Lower general annual compensation adjustments; and,
Lower professional fees related primarily to the advancement of the regulatory approval process for the Bank’s proposed acquisition of a US bank.

Offset partially by:

Prior year favourable adjustment to capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations;
Higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank and compensation adjustments; and,
Higher general operating costs consistent with increased business activities.

Income Tax Provision

VersaBank’s year to date effective tax rate is approximately 26% compared with 27% for fiscal 2023.The Bank’s effective tax rate in the current year was due primarily to the impact of deferred tax assets recognized in the current period associated with tax loss carry forwards which are anticipated to be applied to future taxable earnings and lower non-deductible expenses associated with employee stock options, which were issued as part of the Bank’s employee retention program in early fiscal 2022. Provision for income taxes for the current quarter was $4.5 million compared with $3.5 million for the same period a year ago and $4.3 million last quarter. Provision for income taxes for the six months ended April 30, 2024 was $8.7 million compared with $7.2 million for the same period a year ago.

VersaBank - Q2 2024 MD&A	17

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2024	2024	Change	2023	Change

Total assets	$4,388,320	$4,309,635	2%	$3,729,393	18%
Cash and securities	302,577	260,514	16%	263,313	15%
Loans, net of allowance for credit losses	4,018,458	3,984,281	1%	3,419,455	18%
Deposits	3,693,495	3,638,656	2%	3,108,218	19%

Total Assets

Total assets as at April 30, 2024, were $4.39 billion compared with $3.73 billion a year ago and $4.31 billion last quarter. The year-over-year and sequential increases were due primarily to growth in VersaBank’s POS Financing portfolio. The modest sequential asset growth reflects the seasonality in the POS Financing portfolio and the impact of softness in the Canadian economy and elevated interest rates.

Cash and securities

Cash and securities, which are held primarily for liquidity purposes as at April 30, 2024 were $302.6 million or 7% of total assets, compared with $263.3 million, or 7% of total assets, a year ago and $260.5 million, or 6% of total assets, last quarter.

VersaBank - Q2 2024 MD&A	18

As at April 30, 2024, the Bank held securities totalling $103.8 million (October 31, 2023 - $167.9 million), including accrued interest, composed of a series of Government of Canada Bonds for $102.9 million with a face value totaling $103.0 million, a weighted average yield of 4.23%, and maturing between May 1, 2024 and May 1, 2025.

Loans

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2024	2024	Change	2023	Change

Point-of-sale loans and leases	$3,114,024	$3,078,941	1%	$2,538,917	23%
Commercial real estate mortgages	819,853	822,086	0%	807,828	1%
Commercial real estate loans	8,612	9,062	(5%)	11,996	(28%)
Public sector and other financing	56,671	55,078	3%	46,350	22%
	3,999,160	3,965,167	1%	3,405,091	17%

Allowance for credit losses	(2,402)	(2,386)		(2,526)
Accrued interest	21,700	21,500		16,890

Total loans, net of allowance for credit losses	$4,018,458	$3,984,281	1%	$3,419,455	18%

VersaBank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans & Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases (“POS Financing”) asset category is composed of Point-of-Sale Loan and Lease Receivables acquired from VersaBank’s network of origination and servicing partners in Canada and the US as well as Warehouse Loans that provide bridge financing to VersaBank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to VersaBank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised primarily of Residential Construction, Term, Insured and Land Mortgages. All of these loans are business-to-business loans with the underlying credit risk exposure being primarily consumer in nature given that the vast majority (approximately 93% as at April 30, 2024) of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages. VersaBank has de-emphasized Corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings.

VersaBank - Q2 2024 MD&A	19

Q2 2024 vs Q2 2023

Loans increased 18% to $4.02 billion due primarily to:

Higher POS Financing balances, which increased 23% year-over-year due primarily to consistent strong demand for home improvement/HVAC receivable financing; and,
Higher commercial lending balances attributable primarily to increased loan origination.

Q2 2024 vs Q1 2024

Loans increased 1% due primarily to:

Higher POS Financing balances, which increased 1% sequentially. The modest sequential growth reflects the seasonality in the POS Financing portfolio and the impact of softness in the Canadian economy and elevated interest rates.

Offset partially by:

Lower commercial lending balances.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (“HELOCs”). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at April 30, 2024 was $4.2 million compared with $3.7 million a year ago and $4.2 million last quarter. The Bank does not currently offer residential mortgages to the public. The Bank did not have any HELOCs outstanding at April 30, 2024, last quarter or a year ago.

VersaBank - Q2 2024 MD&A	20

Credit Quality and Allowance for Credit Losses

VersaBank closely monitors its lending portfolio, the portfolio’s underlying borrowers, as well as its origination partners in order to ensure that management maintains good visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s lending portfolio.

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The expected credit loss methodology requires the recognition of credit losses based on 12 months of expected losses for performing loans which is reflected in the Bank’s Stage 1 grouping. The Bank recognizes lifetime expected losses on loans that have experienced a significant increase in credit risk since origination which is reflected in the Bank’s Stage 2 grouping. While there is elevated credit risk in the Bank’s POS Financing portfolio as at the measurement date, management does not believe that this represents significant increase in credit risk in that portfolio and the majority of this portfolio remains in stage 1. Impaired loans require recognition of lifetime losses and is reflected in the Stage 3 grouping.

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2024	2024	Change	2023	Change

ECL allowance by lending asset:
Point-of-sale loans and leases	$207	$65	218%	$627	(67%)
Commercial real estate mortgages	1,942	2,106	(8%)	1,767	10%
Commercial real estate loans	58	55	5%	59	(2%)
Public sector and other financing	195	160	22%	73	167%
Total ECL allowance	$2,402	$2,386	1%	$2,526	(5%)

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2024	2024	Change	2023	Change

ECL allowance by stage:
ECL allowance stage 1	$2,093	$1,910	10%	$2,403	(13%	)
ECL allowance stage 2	309	476	(35% )	123	151%
ECL allowance stage 3	-	-		-
Total ECL allowance	$2,402	$2,386	1%	$2,526	(5%	)

Q2 2024 vs Q2 2023

VersaBank’s ECL allowance as at April 30, 2024, was $2.40 million compared with $2.53 million a year ago due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
A recalibration of the calculation in the POS Financing portfolio to align more closely with empirical data and general credit performance.

VersaBank - Q2 2024 MD&A	21

Q2 2024 vs Q1 2024

VersaBank’s ECL allowance as at April 30, 2024, was $2.40 million compared with $2.39 million last quarter due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models.

Forward-looking information

The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing probability of default and loss given default term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving Moody’s Analytics’ baseline macroeconomic forecast trends this quarter include: the Bank of Canada cutting interest rates at the June policy meeting; the Canadian economy returning to modest growth in late 2024 and inflation approaching the Bank of Canada’s target by the third quarter of 2024; elevated debt service obligations strain household finances but result in only modest loan deterioration; high financing costs and low sales volumes cause home prices to contract over the course of the majority of year; the various military conflicts continue but do not escalate to other regional powers; supply-chain bottlenecks continue to ease which aids in moderating inflation; outbreaks of disease or illness have very little economic impact; and global oil prices stabilize with West Texas Intermediate in the high US $80 range until early 2025.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at April 30, 2024 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VersaBank - Q2 2024 MD&A	22

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below.

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at April 30, 2024:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside

Allowance for expected credit losses	$2,402	$1,392	$1,739	$2,632
Variance from reported ECL		(1,010)	(663)	230
Variance from reported ECL (%)		(42%)	(28%)	10%

The uncertainty associated with the directionality, velocity and magnitude of both interest rates and inflation as well as the general uncertainty associated with the broader Canadian and US economies may result in VersaBank’s estimated ECL amounts exhibiting some future volatility which in turn may result in the Bank recognizing higher provisions for credit losses in the coming quarters.

VersaBank - Q2 2024 MD&A	23

Considering the analysis set out above and based on management’s review of the loan and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential, future losses.

Deposits

VersaBank has established three core funding channels, those being personal deposits, commercial deposits, and cash reserves retained from VersaBank’s POS Financing origination partners that are classified as other liabilities.

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2024	2024	Change	2023	Change

Commercial deposits	$672,382	$641,842	5%	$583,622	15%
Personal deposits	3,021,113	2,996,814	1%	2,524,596	20%
Total deposits	$3,693,495	$3,638,656	2%	$3,108,218	19%

Personal deposits, consisting principally of guaranteed investment certificates are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to Licensed Insolvency Trustee firms (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings.

Substantially all of the Bank’s Personal and Commercial deposits sourced through these channels are eligible for CDIC insurance.

Q2 2024 vs Q2 2023

Deposits increased 19% to $3.7 billion due primarily to:

Higher personal deposits attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth; and,
Higher commercial deposits attributable to an increase in the volume of consumer and commercial bankruptcy and proposal restructuring proceedings in the current year.

Q2 2024 vs Q1 2024

Deposits increased 2% due primarily to the variables and trends set out above.

VersaBank - Q2 2024 MD&A	24

Subordinated Notes Payable

(thousands of Canadian dollars)
	April 30	January 31	April 30
	2024	2024	2023

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031.	$101,108	$98,433	$99,619

Issued March 2019, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, fixed effective interest rate of 10.41%, maturing March 2029.	-	4,922	4,913

	$101,108	$103,355	$104,532

Subordinated notes payable, net of issue costs, were $101.1 million as at April 30, 2024, compared with $104.5 million a year ago and $103.4 million last quarter. The year-over-year and sequential decreases were a function primarily of the Bank redeeming its $5.0 million, unsecured, non-viability contingent capital compliant, subordinate note payable on April 30, 2024 using the Bank’s general funds and changes in the USD/CAD foreign exchange spot rate.

Shareholders’ Equity

Shareholders’ equity was $400.1 million as at April 30, 2024, compared with $356.5 million a year ago and $389.0 million last quarter.

At April 30, 2024, there were 25,964,424 common shares outstanding compared with 26,003,986 common shares outstanding a year ago and 25,964,424 common shares outstanding last quarter.

Q2 2024 vs Q2 2023 vs Q1 2024

Shareholders’ equity increased 12% compared with a year ago and 3% compared with last quarter due primarily to higher retained earnings attributable to net income earned over the course of the year, offset partially by payment of dividends and for the year-over-year trend the purchase and cancellation of common shares through the Bank’s NCIB during fiscal 2023.

VersaBank’s book value per common share as at April 30, 2024 was $14.88 compared with $13.19 a year ago and $14.46 last quarter. The year-over-year and sequential increases were due primarily to higher retained earnings attributable to net income earned in the current quarter offset partially by the payment of dividends over the same period. The year-over-year trend also reflects impact of the purchase and cancellation of common shares through the Bank’s NCIB during fiscal 2023.

See note 9 to the unaudited interim consolidated financial statements for additional information relating to share capital.

VersaBank - Q2 2024 MD&A	25

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in contributed surplus. VersaBank recognized compensation expense for the current quarter totaling $72,000 compared with $192,000 for the same period a year ago and $132,000 last quarter, relating to the estimated fair value of stock options granted. The recognized compensation expense for the six-month period ended April 30, 2024, totaled $204,000 compared with $535,000 for the same period a year ago. See note 9 to the unaudited interim consolidated financial statements for additional information relating to stock options.

Updated Share Information

As at June 3, 2024, there were no changes since April 30, 2024 in the number of common shares, Series 1 preferred shares, and common share options outstanding.

Off-Balance Sheet Arrangements

As at April 30, 2024, VersaBank had an outstanding interest rate derivative contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totalling $22.8 million that qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market.

As at April 30, 2024, VersaBank did not have any significant off-balance sheet arrangements other than an interest rate swap contract, loan commitments and letters of credit attributable to normal course business activities. See notes 12 and 13 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

VersaBank’s Board of Directors and senior executive officers represent key management personnel. See note 14 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

VersaBank - Q2 2024 MD&A	26

Capital Management and Capital Resources

The table below presents VersaBank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2024	2024	Change	2023	Change

Common Equity Tier 1 capital	$375,153	$363,798	3%	$331,614	13%

Total Tier 1 capital	$388,800	$377,445	3%	$345,261	13%

Total Tier 2 capital	$105,497	$107,864	(2%)	$109,361	(4%)

Total regulatory capital	$494,297	$485,309	2%	$454,622	9%

Total risk-weighted assets	$3,224,822	$3,194,696	1%	$2,957,933	9%
Capital ratios
CET1 capital ratio	11.63%	11.39%	2%	11.21%	4%
Tier 1 capital ratio	12.06%	11.81%	2%	11.67%	3%
Total capital ratio	15.33%	15.19%	1%	15.37%	0%
Leverage ratio	8.55%	8.44%	1%	8.83%	(3%)

VersaBank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require VersaBank to carry more capital for certain credit exposures compared with requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

The year-over-year and sequential trends exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratio were a function primarily of retained earnings growth, the purchase and cancellation of common shares through the Bank’s NCIB, and changes to VersaBank’s risk-weighted asset balances and composition.

VersaBank - Q2 2024 MD&A	27

For more information regarding capital management, please see note 15 to VersaBank’s April 30, 2024, unaudited interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of VersaBank’s MD&A for the year ended October 31, 2023.

Liquidity

The unaudited Consolidated Statement of Cash Flows for the six months ended April 30, 2024, shows cash provided by operations in the amount of $32.5 million compared with cash provided by operations in the amount of $53.6 million for the same period last year. The trend in the current period was due primarily to outflows to fund loans exceeding the inflows from operations and deposits raised. The comparative period trend was due primarily to inflows from operations and deposits raised exceeding cash outflows to fund loans. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, VersaBank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. VersaBank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposits.

Interest Rate Sensitivity

The table below presents the duration difference between VersaBank’s assets and liabilities and the potential after-tax impact of a 100-basis point shift in interest rates on VersaBank’s earnings during a 12-month period if no remedial actions are taken. As at April 30, 2024, the duration difference between assets and liabilities was (2.7) months compared with (2.0) months as at October 31, 2023. As at April 30, 2024, VersaBank’s assets would reprice faster than its liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	April 30, 2024		October 31, 2023
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$5,084	$(5,097)	$4,046	$(4,059)

Duration difference between assets and liabilities (months)	(2.7)		(2.0)

Contractual Obligations

As at April 30, 2024, VersaBank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totalling $22.8 million which qualified for hedge accounting. There have been no other significant changes in contractual obligations as disclosed in VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2023.

VersaBank - Q2 2024 MD&A	28

Results of Operating Segments

(thousands of Canadian dollars)
for the three months ended	April 30, 2024				January 31, 2024				April 30, 2023
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments		Banking		Adjustments
Net interest income	$26,242	$-	$-	$26,242	$26,568	$-	$-	$26,568	$24,609	$-	$-	$24,609
Non-interest income	262	2,336	(339)	2,259	120	2,500	(337)	2,283	122	2,146	(192)	2,076
Total revenue	26,504	2,336	(339)	28,501	26,688	2,500	(337)	28,851	24,731	2,146	(192)	26,685

Provision for (recovery of) credit losses	16	-	-	16	(127)	-	-	(127)	237	-	-	237
	26,488	2,336	(339)	28,485	26,815	2,500	(337)	28,978	24,494	2,146	(192)	26,448

Non-interest expenses:
Salaries and benefits	5,724	1,685	-	7,409	5,371	1,167	-	6,538	6,930	1,499	-	8,429
General and administrative	3,445	451	(339)	3,557	4,276	394	(337)	4,333	3,131	377	(192)	3,316
Premises and equipment	845	374	-	1,219	768	385	-	1,153	612	369	-	981
	10,014	2,510	(339)	12,185	10,415	1,946	(337)	12,024	10,673	2,245	(192)	12,726

Income (loss) before income taxes	16,474	(174)	-	16,300	16,400	554	-	16,954	13,821	(99)	-	13,722

Income tax provision	4,484	(12)	-	4,472	4,136	119	-	4,255	3,991	(532)	-	3,459

Net income (loss)	$11,990	$(162)	$-	$11,828	$12,264	$435	$-	$12,699	$9,830	$433	$-	$10,263

Total assets	$4,378,863	$26,980	$(17,523)	$4,388,320	$4,299,625	$26,645	$(16,635)	$4,309,635	$3,719,592	$25,559	$(15,758)	$3,729,393

Total liabilities	$3,982,924	$29,069	$(23,776)	$3,988,217	$3,914,863	$28,625	$(22,887)	$3,920,601	$3,366,614	$29,057	$(22,797)	$3,372,874

(thousands of Canadian dollars)
for the six months ended	April 30, 2024				April 30, 2023
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments
Net interest income	$52,810	$-	$-	$52,810	$48,883	$-	$-	$48,883
Non-interest income	382	4,836	(676)	4,542	124	3,979	(383)	3,720
Total revenue	53,192	4,836	(676)	57,352	49,007	3,979	(383)	52,603

Provision for (recovery of) credit losses	(111)	-	-	(111)	622	-	-	622
	53,303	4,836	(676)	57,463	48,385	3,979	(383)	51,981

Non-interest expenses:
Salaries and benefits	11,095	2,852	-	13,947	13,614	3,072	-	16,686
General and administrative	7,721	845	(676)	7,890	5,993	832	(383)	6,442
Premises and equipment	1,613	759	-	2,372	1,235	698	-	1,933
	20,429	4,456	(676)	24,209	20,842	4,602	(383)	25,061

Income (loss) before income taxes	32,874	380	-	33,254	27,543	(623)	-	26,920

Income tax provision	8,620	107	-	8,727	7,780	(540)	-	7,240

Net income (loss)	$24,254	$273	$-	$24,527	$19,763	$(83)	$-	$19,680

Total assets	$4,378,863	$26,980	$(17,523)	$4,388,320	$3,719,592	$25,559	$(15,758)	$3,729,393

Total liabilities	$3,982,924	$29,069	$(23,776)	$3,988,217	$3,366,614	$29,057	$(22,797)	$3,372,874

Digital Banking Operations

Q2 2024 vs Q2 2023

Net income increased 22% to $12.0 million due primarily to higher revenue attributable to strong loan growth, lower provision for credit losses and lower non-interest expenses.

VersaBank - Q2 2024 MD&A	29

Q2 2024 vs Q1 2024

Net income decreased 2% due primarily to lower revenues and higher provision for credit losses, offset partially by lower non-interest expenses.

Q2 YTD 2024 vs Q2 YTD 2023

Net income increased 23% due primarily to higher revenues attributable to strong loan growth, a recovery of credit losses and lower non-interest expenses.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

Q2 2024 vs Q2 2023

DRTC recorded a net loss of $162,000 compared with net income of $433,000 due primarily to higher non-interest expenses attributable to higher salary and benefits expense due to higher staffing levels established to support expanded business activity, offset partially by higher revenues attributable to higher gross profit from DBG and intercorporate cybersecurity services provided to Digital Banking.

DBG revenue increased 8% to $2.8 million and gross profit increased 5% to $2.0 million due primarily to higher service engagements in the current quarter.

Q2 2024 vs Q1 2024

DRTC recorded a net loss of $162,000 compared with net income of $435,000 attributable primarily to lower revenues and gross profit from DBG in the current quarter and higher non-interest expenses attributable primarily to compensation adjustment in the comparable quarter.

DRTC’s DBG services revenue and gross profit decreased 3% and 6%, respectively, due primarily to lower service engagements in the current quarter.

Q2 YTD 2024 vs Q2 YTD 2023

DRTC recorded net income of $273,000 compared with a net loss of $83,000 attributable primarily to higher revenues and gross profit from DBG, higher intercorporate cybersecurity services provided to Digital Banking and lower non-interest expenses.

DRTC’s DBG services revenue and gross profit increased 16% and 17%, respectively, due primarily to higher service engagements.

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Summary of Quarterly Results

(thousands of Canadian dollars,
except per share amounts)	2024		2023				2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Results of operations:
Interest income	$71,243	$69,292	$66,089	$60,089	$53,595	$49,561	$42,072	$34,177
Yield on assets (%)	6.66%	6.47%	6.40%	6.19%	6.05%	5.78%	5.26%	4.70%
Interest expense	45,001	42,724	39,850	35,160	28,986	25,287	19,595	14,115
Cost of funds (%)	4.21%	3.99%	3.86%	3.62%	3.27%	2.95%	2.45%	1.94%
Net interest income	26,242	26,568	26,239	24,929	24,609	24,274	22,477	20,062
Net interest margin (%)	2.45%	2.48%	2.54%	2.57%	2.78%	2.83%	2.81%	2.76%
Net interest margin on loans (%)	2.52%	2.63%	2.69%	2.69%	2.99%	3.03%	3.03%	3.07%
Non-interest income	2,259	2,283	2,934	1,930	2,076	1,644	1,775	1,177
Total revenue	28,501	28,851	29,173	26,859	26,685	25,918	24,252	21,239
Provision for (recovery of) credit losses	16	(127)	(184)	171	237	385	205	166
Non-interest expenses	12,185	12,024	12,441	12,879	12,726	12,335	13,774	13,216
Efficiency ratio	43%	42%	43%	48%	48%	48%	57%	62%
Efficiency ratio - Digital Banking	38%	40%	45%	43%	43%	42%	51%	57%
Tax provision	4,472	4,255	4,437	3,806	3,459	3,781	3,844	2,137
Net income	$11,828	$12,699	$12,479	$10,003	$10,263	$9,417	$6,429	$5,720
Income per share
Basic	$0.45	$0.48	$0.47	$0.38	$0.38	$0.34	$0.23	$0.20
Diluted	$0.45	$0.48	$0.47	$0.38	$0.38	$0.34	$0.23	$0.20
Return on average common equity	12.36%	13.41%	13.58%	11.15%	12.07%	10.79%	7.32%	6.57%
Return on average total assets	1.08%	1.16%	1.19%	1.00%	1.13%	1.07%	0.77%	0.75%

The financial results for each of the last eight quarters are summarized above. Key drivers of VersaBank’s sequential performance trends for the current reporting period were:

Lending asset growth attributable to continued growth in the POS Financing portfolio;

Lower NIM attributable primarily to higher cost of funds (with higher cost of funds over the most recent 12 months due largely to higher rates on term deposits), offset partially by higher yields earned on the Bank’s lending assets which, very recently was dampened by the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities;

Provision for credit losses trend attributable primarily to changes in the forward-looking information used by the Bank in its credit risk models;

Higher non-interest expense attributable primarily to a favourable adjustment in compensation obligations in the comparable quarter and higher salaries and benefits and higher general operating costs to support expanded business activity across the Bank, offset partially by lower professional fees attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank.

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Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Bank to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

(unaudited)
	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
(thousands of Canadian dollars)	2024	2023	2024	2023
Return on average common equity
Net income	$11,828	$10,263	$24,527	$19,680
Preferred share dividends	(247)	(247)	(494)	(494)
Adjusted net income	11,581	10,016	24,033	19,186
Annualized adjusted net income	47,096	41,077	48,330	38,690
Average common equity	$380,922	$340,202	$374,984	$339,951
Return on average common equity	12.36%	12.07%	12.89%	11.38%

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	as at
	April 30	April 30
(thousands of Canadian dollars, except shares outstanding and per share amounts)	2024	2023
Book value per common share
Common equity	$386,456	$342,872
Shares outstanding	25,964,424	26,003,986
Book value per common share	$14.88	$13.19

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
(thousands of Canadian dollars)	2024	2023	2024	2023
Return on average total assets
Net income	$11,828	$10,263	$24,527	$19,680
Preferred share dividends	(247)	(247)	(494)	(494)
Adjusted net income	11,581	10,016	24,033	19,186
Annualized adjusted net income	47,096	41,077	48,330	38,690
Average Assets	$4,348,978	$3,630,542	$4,294,965	$3,497,696
Return on average total assets	1.08%	1.13%	1.13%	1.11%

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Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread are calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Loans is calculated as net interest income adjusted for the impact of cash. securities and other assets, divided by average gross loans. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio Digital Banking is calculated as non-interest expenses from the Digital Banking operations as a percentage of total revenue from the Digital Banking operations. This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

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Significant Accounting Policies and Use of Estimates and Judgements

Significant accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of VersaBank’s 2023 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2023.

Controls and Procedures

During the quarter ended April 30, 2024, there were no changes in VersaBank’s internal controls over financial reporting, that have materially affected, or are reasonably likely to materially affect VersaBank’s internal controls over financial reporting.

Additional Information

Additional information regarding VersaBank, including its Annual Information Form for the year ended October 31, 2023, is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

VersaBank - Q2 2024 MD&A	34